March 27, 2020
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    California Resources Corporation
Post-Effective Amendment No. 1 to Form S-3
Filed on February 26, 2020
File No. 333-233289
Ladies and Gentlemen:
Set forth below are the responses of California Resources Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2020 (the “Comment Letter”) with respect to Post-Effective Amendment No. 1 filed with the Commission on February 26, 2020 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3, File No. 333-233289.
The Company is concurrently filing Post-Effective Amendment No. 2 to the Registration Statement, which reflects changes made in response to the comments contained in the Comment Letter.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed February 26, 2020
Description of Capital Stock
Forum Selection, page 6

1.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act

Securities and Exchange Commission
March 27, 2020

or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to add related risk factor disclosure, and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
RESPONSE:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 of Amendment No. 1 to include the following language under “Forum Selection”:
“This forum selection provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.”
General

2.
We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2019 and that such report incorporates by reference information from your definitive proxy statement, which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

RESPONSE:    The Company acknowledges the Staff’s comment and hereby informs the Staff that the Company has filed its definitive proxy statement on March 24, 2020.

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Securities and Exchange Commission
March 27, 2020

Please direct any questions that you have with respect to the foregoing to, or if any additional supplemental information is required by the Staff, please contact Scott D. Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Todd A. Stevens
Name:	Todd A. Stevens
Title:	President and Chief Executive Officer and Director

cc:    Michael L. Preston, California Resources Corporation
Sarah K. Morgan, Vinson & Elkins L.L.P.
Scott D. Rubinsky, Vinson & Elkins L.L.P.